

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 18, 2010

Danny Elbaz
President
The Mobile Star Corp.
53 Hanoter Street
Even Yehuda, Israel 40500

      Re: The Mobile Star Corp.
            Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2009
            Filed October 6, 2010
            File No. 333-152952

Dear Mr. Elbaz:

      We have completed our review of your filing and have no further comments at this time.

            Sincerely,

            /s Celeste M. Murphy for

            Larry Spirgel
            Assistant Director

Cc: Michael S. Krome (via facsimile)